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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67024

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wood Warren & Co. Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2200 Powell Street, Suite #200
(No. and Street)

Emeryville   **California**   **94608**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roger Wood   **510-420-3850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   94596
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 15 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **J. Roger Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wood Warren & Co. Securities, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____
Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CERTIFICATE OF ACKNOWLEDGMENT
California All-Purpose Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

On February 21, 2019 before me, _____Lynne Konlon_____, Notary Public,
    Date   Name of Officer

personally appeared_____J. Roger Wood_____,
                        Name of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: _Annual audited Report_

Document Date: _____   Number of Pages: _____

Signers(s) other than named above: _____

Wood Warren & Co. Securities, LLC
December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Wood Warren & Co. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter Associates LLP

We have served as the Company's auditor since 2006.
Walnut Creek, California
March 12, 2019

1

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	40,386
Accounts receivable		201,400
Prepaids		2,041
Total Assets	$	243,827
Liabilities and Member's Equity		
Accounts payable	$	15,264
Due to member		4,408
Accrued compensation		145,000
Total Liabilities		164,672
Member's Equity		79,155
Total Liabilities and Member's Equity	$	243,827

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Investment banking fees	$	2,769,572
Total Revenue		2,769,572
Expenses		
Commissions		1,684,934
Overhead sharing-related party		983,247
Professional fees		37,475
Other operating expenses		21,943
Total Expenses		2,727,599
Net Income	$	41,973

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

January 1, 2018	$	202,808
Distributions		(165,626)
Net income		41,973
December 31, 2018	$	79,155

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	41,973
(Increase) decrease in:		
Accounts receivable		172,905
Prepaids		(348)
Increase (decrease) in:		
Accounts payable		4,581
Due to member		(12,315)
Accrued compensation		(281,845)
Net Cash Used in Operating Activities		(75,049)
Cash Flows from Financing Activities		
Distributions		(165,626)
Net Cash Used in Financing Activities		(165,626)
Net Decrease in Cash		(240,675)
Cash at beginning of year		281,061
Cash at End of Year	$	40,386

See accompanying notes

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2018

1. **Organization**

    Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. **Significant Accounting Policies**

    ### Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2018, the Company held a single cash account and there were no cash equivalents.

    ### Accounts Receivable
    The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

    ### Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

    ### Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    ### Income Taxes
    The Company, is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2018

3. Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from merger and acquisition engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

The following table presents revenue by major source.

Revenue from customer contracts

Investment banking fees	$2,769,572
Total revenue from customer contracts	$2,769,572

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was no deferred revenue at December 31, 2018, and January 1, 2018, respectively. Accounts receivable was $201,400 and $374,306 at December 31, and January 1, 2018, respectively.

Expenses associated with investment banking advisory engagements are capitalized only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs at December 31, 2018 and January 1, 2018, respectively.

The Company recognizes revenue from expense reimbursements on a gross basis and included $12,757 in investment banking fees on the accompanying statement of income.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2018

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, which was $10,978 at December 31, 2018. At December 31, 2018, the Company's net capital was $20,713 which exceeded the requirement by $9,735.

5. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insured limits during the year. At December 31, 2018, cash was not in excess of insured limits. The Company has never experienced any losses on its cash balances.

For the year ended December 31, 2018, 64% of investment banking fees were generated by one registered representative. All commissions were paid to that registered representative. At December 31, 2018, 100% of accounts receivable was related to three clients.

6. Related Party Transactions

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense overhead sharing agreement. The expense allocation for 2018 was $983,247. At December 31, 2018, $4,408 was payable. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Recently Issued Accounting Pronouncements, Not Yet Adopted

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

8. Subsequent Events

The Company has evaluated subsequent events through March 12, 2019 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total member's equity	$	79,155
Less: Non-allowable assets		
Accounts receivable		56,400
Prepaids		2,042
Total Non-allowable assets		58,442
Net Capital		20,713
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $164,673 or $5,000, whichever is greater		10,978
Excess Net Capital	$	9,735

Reconciliation with Company's Net Capital Computation
(Included in Part II of Amended Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation, at December 31, 2018.

See accompanying notes

9

Wood Warren & Co. Securities, LLC
Schedule II

**Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

**Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions**

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Wood Warren & Co. Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Wood Warren & Co. Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 12, 2019

WOOD WARREN & CO.
INVESTMENT BANKERS

February 1, 2019

SEA 15c3-3 Exemption Report

I, J Roger Wood, the Managing Member of Wood Warren & Co. Securities, LLC (the "Company") represents the following:

1 The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2 The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3 There were no exceptions during the most recent in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

J. Roger Wood
Managing Member

2200 Powell Street, Suite 200
Emeryville, CA 94608
Tel: 510-420-3840
Fax: 510-658-7367
www.woodwarren.com